

October 11, 2011

Via E-mail
Michael J. Widgren
Vice President, Corporate Controller
Visteon Corporation
One Village Center Drive
Van Buren Township, MI 48111

      **Re:    Visteon Corporation**
               **Form 8-K**
               **Filed October 4, 2011**
               **File No. 001-15827**

Dear Mr. Widgren:

      We have reviewed your filing and have the following comment.  Please respond to this letter within ten business days by providing the requested information.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

1.  We remind you that your Form 8-K will need to be amended within the five days of the conclusion of your 2011 fiscal year audit and the filing of the related Form 10-K, which appears to be the date of the intended dismissal of PricewaterhouseCoopers LLP, as stated in the Item 4.01 Form 8-K filed on October 4, 2011.  The amended Form 8-K should indicate whether there are any disagreements between the Company and PricewaterhouseCoopers LLP through that date and include an updated letter from PricewaterhouseCoopers LLP addressing your revised disclosure, filed as an exhibit to your amended Form 8-K.  Please affirm to us that you will amend your Form 8-K to provide the updated disclosure within the five days of the conclusion of your 2011 fiscal year audit and the filing of the related Form 10-K.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at 202-551-3308 with any questions.

Sincerely,

/s/ Patrick Kuhn

Patrick Kuhn
Staff Accountant